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                                                                  Exhibit (e)(5)

                            AGREEMENT REGARDING NAME

June 14, 2002

The Genesee Company
The Fortress Group, Inc.
1650 Tysons Boulevard
Suit 600
McLean, VA 22102

Dear Sirs:

This Agreement is being entered into to induce Lennar Corporation and FG Acquisition Corporation to enter into, and carry out the transactions contemplated by, a Securities Purchase Agreement dated June 14, 2002 among FG Acquisition Corporation, Lennar Corporation, Prometheus Home Builders LLC and Robert Short ("Short") and a Plan and Agreement of Merger dated June 14, 2002 among The Fortress Group, Inc., Lennar Corporation and FG Acquisition Corporation.

GCH, Inc. ("Custom"), which formerly was named Genesee Custom Homes, Inc., agrees to stop marketing homes, and not to market homes in the future, under the name "Genesee Custom Homes" or any other name which includes the word "Genesee" or a word which is confusingly similar to that.

This Agreement will not prevent Custom from completing and selling as Genesee Custom Homes any homes which are under construction or unsold at the date of this Agreement, or from building and selling as Genesee Custom Homes any homes which are the subject of contracts which were entered into before the date of this Agreement.

Short agrees not to market homes through any entity other than Custom using any name under which Custom has agreed in this Agreement not to market homes.

                               Very truly yours,

                               GCH, INC. (formerly Genesee Custom Homes,
                                 Inc.), a Colorado corporation

                               By: /s/ Robert R. Short
                                   -----------------------
                                   Robert Short, President

                                   /s/ Robert R. Short
                                   -----------------------
                                   Robert Short